SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                               (Amendment No. 8 )(1)


                              LCS Industries, Inc.
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                            Par Value $.01 per share
                         -------------------------------
                         (Title of Class of Securities)

                                   501822 20 9
                         -------------------------------
                                 (CUSIP Number)


Check the  following box if a fee is being paid with the statement [ ]
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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(1) The  remainder  of this  cover  page  shall be  filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Marvin Cohen ###-##-####
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)  [ ]
                                                         (b)  [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY
--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                     5                 SOLE VOTING POWER
   NUMBER OF                                539,360
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY        6                 SHARED VOTING POWER
   OWNED BY                                   -0-
     EACH        ---------------------------------------------------------------
  REPORTING          7                 SOLE DISPOSITIVE POWER
   PERSON                                  539,360
    WITH         ---------------------------------------------------------------
                     8                 SHARED DISPOSITIVE POWER
                                              -0-
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
           539,360
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*
                                      [ ]
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           12.4%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*
         IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a):  Name of Issuer:

            LCS Industries, Inc.


Item 1(b):  Address of Issuer's Principal Executive Office:

            120 Brighton Road
            Clifton, New Jersey 07012-1694


Item 2(a):  Name of Persons Filing:

            Marvin Cohen


Item 2(b):  Address of Principal Business Office, or, If none, Residence:

            120 Brighton Road
            Clifton, New Jersey 07012-1694


Item 2(c):  Citizenship:

            U.S.A.


Item 2(d):  Title of Class of Securities:

            Common Stock, par value $.01 per share



Item 2(e):  CUSIP Number:

            501822 20 9


Item 3: If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not Applicable.


Item 4:  Ownership:

            (a) Amount Beneficially Owned on December 31, 1995:

                    539,360*

            (b) Percent of Class (as of December 31, 1995):

                    12.4%*

            (c) Number of shares as to which such person has:

                (i)    sole power to vote or to direct the vote
                            539,360*

                (ii)   shared power to vote or to direct the vote
                            -0-

                (iii)  sole power to dispose or to direct the disposition of
                           539,360

                (iv)   shared power to dispose or to direct the disposition of


Item 5:  Ownership of Five Percent or Less of a Class:

         Not Applicable.


Item 6:  Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable.


Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
         Company:

         Not Applicable.

Item 8:  Identification and Classification of Members of the Group:

         Not Applicable.


Item 9:  Notice of Dissolution of Group:

         Not Applicable.
--------------------------
*Mr. Cohen disclaims ownership of 2,200 shares held by his wife, which are included in the amount shown. Also included are 124,000 shares subject to stock options exercisable within 60 days.

Item 10:  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as participant in any transaction having such purposes or effect.

         The signature of the filing person constitutes the agreement of such person that this Amendment No. 8 to Schedule 13G is being filed on behalf of such person.

                                   Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 12, 1996


 /s/ Marvin Cohen
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Signature

Marvin Cohen, Senior Vice President and Secretary
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Name/Title: